INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, WI 53212

VIA EDGAR TRANSMISSION

July 27, 2023

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the WCM Quality Dividend Growth Fund

Ladies and Gentlemen:

We hereby request that the effective date of Post-Effective Amendment No. 1210 to the Registrant’s Registration Statement on Form N-1A of the Trust, with respect to the WCM Quality Dividend Growth Fund, a series of the Trust, be accelerated to July 28, 2023, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill

Name: Maureen Quill

Title: President

Natixis Distribution, LLC

/s/ David L. Giunta

Name: David L. Giunta

Title: President